                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


[x]     Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

        For the fiscal year ended December 31, 2002,

                                       or

[ ]     Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934

        For the transition period from            to
                                       ----------    ---------.


                             COMMISSION FILE NUMBER
                                     1-9645



              CLEAR CHANNEL ENTERTAINMENT, INC. 401(k) SAVINGS PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 EAST BASSE ROAD
                            SAN ANTONIO, TEXAS 78209
                            TELEPHONE (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

              CLEAR CHANNEL ENTERTAINMENT, INC. 401(k) SAVINGS PLAN
                               INDEX TO FORM 11-K



REQUIRED INFORMATION


Independent Auditor's Report.....................................................................................3


Financial Statements:

Statements of Net Assets Available for Plan Benefits
  as of December 31, 2002 and 2001...............................................................................4

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 2002...........................................................................5

Notes to Financial Statements....................................................................................6


Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year..................................................11


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                CLEAR CHANNEL ENTERTAINMENT, INC. 401(k) SAVINGS PLAN

                Date:  June 27, 2003


                By:            /s/ Randall T. Mays
                    -----------------------------------------------------------
                    Name:      Randall T. Mays
                          -----------------------------------------------------
                    Title:     Executive Vice President/Chief Financial Officer
                           ----------------------------------------------------

INDEPENDENT AUDITOR'S REPORT

To the Clear Channel Entertainment, Inc. 401(k) Savings Plan
San Antonio, Texas

We have audited the financial statements of the Clear Channel Entertainment, Inc. 401(k) Savings Plan as of December 31, 2002 and 2001, and for the year ended December 31, 2002, as listed in the accompanying contents page. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Clear Channel Entertainment, Inc. 401(k) Savings Plan as of December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2002, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ THE HANKE GROUP, P.C.
San Antonio, Texas

June 11, 2003

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31,  2002 AND 2001
--------------------------------------------------------------------------------

ASSETS                                                   2002           2001

INVESTMENTS                                          $27,917,520     $23,254,002

RECEIVABLES:
Employer's contribution                                   20,847          59,125
Participants' contributions                              125,764         265,320
                                                     -----------     -----------

Total receivables                                        146,611         324,445
                                                     -----------     -----------

TOTAL ASSETS                                          28,064,131      23,578,447

LIABILITIES

Expenses payable                                          12,289          17,455
                                                     -----------     -----------

TOTAL LIABILITIES                                         12,289          17,455
                                                     -----------     -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS               $28,051,842     $23,560,992
                                                     ===========     ===========


--------------------------------------------------------------------------------
See notes to financial statements.                                       Page 4

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net depreciation in fair value of investments                      $ (4,555,619)
Dividends and interest                                                  414,920
                                                                   ------------

                                                                     (4,140,699)

Contributions:
Employer                                                              1,252,274
Participants                                                          5,218,053
Rollovers                                                               935,006
                                                                   ------------

                                                                      7,405,333
                                                                   ------------

TOTAL ADDITIONS                                                       3,264,634

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                         2,337,874
Administrative expenses                                                  34,364
                                                                   ------------

TOTAL DEDUCTIONS                                                      2,372,238
                                                                   ------------

Net increase before transfer of plan assets                             892,396
Transfer of plan assets                                               3,598,454
                                                                   ------------

Net increase                                                          4,490,850

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year                                                    23,560,992
                                                                   ------------

End of year                                                        $ 28,051,842
                                                                   ============


--------------------------------------------------------------------------------
See notes to financial statements.                                       Page 5

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

The following description of the Clear Channel Entertainment, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL -- The Plan is a defined contribution plan covering all eligible employees, as defined, of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2002, SFX Entertainment Profit Sharing and 401(k) Plan changed its name to Clear Channel Entertainment, Inc. 401(k) Savings Plan.

CONTRIBUTIONS -- Employer contributions to the Plan consist of matching contributions and elective contributions made annually at the discretion of the Plan Sponsor's Board of Directors. Employer contributions were $1,252,274 for the year ended December 31, 2002.

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions.

Each year, participants may contribute from 1 up to 25 percent of pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one common stock fund and twelve registered investment funds.

PARTICIPANT ACCOUNTS -- Each participant's account is credited with the participant's contribution and allocations of the Plan Sponsor's contribution and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FORFEITURES -- Participant forfeitures of non-vested contributions are used to reduce employer contributions to the Plan. For the Plan year ended December 31, 2002, approximately $48,000 of forfeitures was used to reduce employer contributions. There were no unallocated forfeitures at December 31, 2002.

VESTING -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's contributions is based on years of continuous service. A participant is 100% vested after five years of credited service (or upon the death, disability, or retirement of the participant).

PARTICIPANT LOANS -- Participants may borrow $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear a fixed interest rate at one percent above prime.

PAYMENT OF BENEFITS -- On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, pay out in a deferred annuity or roll over into another qualified plan or IRA. Hardship withdrawals are available to Plan participants upon approval.

Effective June 1, 2001, terminated participants can only receive lump sum distributions.


--------------------------------------------------------------------------------
                                                                          Page 6

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

2.       SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING -- The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's investments are stated at fair value. The Plan's investments in common stock are reported at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 31. Participant loans are valued at cost, which approximates fair value.

PAYMENTS OF BENEFITS -- Benefits are recorded when paid.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.       PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. - MASTER TRUST

Effective January 1, 2002, the Plan transferred all investments to the Clear Channel Communications, Inc. - Master Trust (Master Trust) which is held by Fidelity Management Trust Company (Trustee). The Master Trust was established for the investment of assets of the Plan and three other Clear Channel Communications, Inc., sponsored retirement plans. These investments in the Master Trust consist primarily of registered investment companies and sponsored Company stock.

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.

The proportionate interest of the Plan in the Master Trust at December 31, 2002 and 2001, was approximately 8.0% and 0%, respectively.

4.       PLAN MERGERS

Effective December 30, 2002, all of the net assets of Pace Entertainment Corporation Employees' 401(k) Profit Sharing Plan merged into the Clear Channel Entertainment, Inc. 401(k) Savings Plan. The net assets transferred from this plan were recorded by Clear Channel Entertainment, Inc. 401(k) Savings Plan at their fair market value at the date of merger. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from the effective date of the merger through December 31, 2002. A summary of the transferred net assets follows:

Investments at fair value:
  Pace Entertainment Corporation Employees'
    401(k) Profit Sharing Plan                                        $3,598,454
                                                                      ==========


--------------------------------------------------------------------------------
                                                                          Page 7

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

5.       INVESTMENTS

Investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001, are:

                                                              2002           2001
Invesco Dynamics Fund                                      $       --     $3,516,786
American Century Equity Growth Fund                                --      4,747,077
Schwab S&P 500 Investor Shares                                     --      4,465,235
Clear Channel Communications, Inc. (unitized*)              1,589,022      2,120,594
Schwab Institutional Advantage Money Fund                          --      3,058,702
Dodge & Cox Balanced Fund                                          --      2,010,254
American Aadvantage International Equity Institutional             --      1,158,296
PIMCO Total Return Institutional Fund                       3,010,501      1,272,047
MSIFT Midcap Growth Advisor Fund                            3,374,461             --
Fidelity Puritan Fund                                       3,041,136             --
Fidelity Dividend Growth Fund                               4,640,256             --
Fidelity Retirement Money Market Fund                       3,791,585             --
Fidelity US Equity Index Pool                               5,196,349             --

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Registered investment funds                              $(4,023,423)
Clear Channel Communications, Inc. stock (unitized*)        (532,196)
                                                         -----------

                                                         $(4,555,619)
                                                         ===========

*A non-registered fund comprised of the underlying Company stock and a short-term cash component.

6.       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $162,000 in professional fees related to the Plan for the year ended December 31, 2002.

7.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer's contributions.


--------------------------------------------------------------------------------
                                                                          Page 8

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

8.       TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9.       SUBSEQUENT EVENT

Effective January 1, 2003, the Clear Channel Entertainment, Inc. 401(k) Savings Plan was amended and restated to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001, among other matters.

Effective January 1, 2003, the Company began matching 50% of the employees' contributions up to 5% of pay.

Effective January 1, 2003, the Fidelity Freedom Funds were added as investment options. The Fidelity Puritan Fund was frozen to any new contributions or incoming transfers effective January 1, 2003. Any contribution elections to the Fidelity Puritan Fund as of December 31, 2002, were mapped to the Fidelity Freedom 2010 Fund. The default fund was changed to the Fidelity Freedom 2010 Fund effective January 1, 2003.

Effective May 1, 2003, Fidelity Small Cap Stock Mutual Fund was added as an investment option.


--------------------------------------------------------------------------------
                                                                          Page 9

                              SUPPLEMENTAL SCHEDULE

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER:  13-3977880
PLAN NUMBER:  001
DECEMBER 31, 2002
--------------------------------------------------------------------------------

Schedule H, Line 4(I): Schedule of Assets Held for Investment Purposes at End of Year

                                                          DESCRIPTION OF INVESTMENT
           IDENTITY OF ISSUER,                             INCLUDING MATURITY DATE,
           BORROWER, LESSOR OR                                 RATE OF INTEREST,                          CURRENT
             SIMILAR PARTY                            COLLATERAL, PAR OR MATURITY VALUE                    VALUE
------------------------------------------     -------------------------------------------------      -----------------

      Janus                                                      Twenty Fund                          $         309,831

      MSIFT                                               Midcap Growth Advisor Fund                          3,374,461

      PIMCO                                            Total Return Institutional Fund                        3,010,501

      Lord Abbett                                           Midcap Value - Class A                               72,805

*     Clear Channel
       Communications, Inc.                                Common Stock (unitized)                            1,589,022

*     Fidelity Management
       Trust Company                                             Puritan Fund                                 3,041,136

*     Fidelity Management
       Trust Company                                          Equity Income Fund                                192,898

*     Fidelity Management
       Trust Company                                        Low Priced Stock Fund                               952,929

*     Fidelity Management
       Trust Company                                    Diversified International Fund                        1,369,248

*     Fidelity Management
       Trust Company                                         Dividend Growth Fund                             4,640,256

*     Fidelity Management
       Trust Company                                             Freedom 2040
                                                                                                                    361

*     Fidelity Management
       Trust Company                                     Retirement Money Market Fund                         3,791,585

*     Fidelity Management                                   U.S. Equity Index Pool                            5,196,349
       Trust Company

      Loans to Participants                            Various due dates with interest
                                                            rates of prime plus 1%                              376,138
                                                                                                      -----------------
                                                                                                      $      27,917,520
                                                                                                      =================

*     denotes party-in-interest


See accompanying independent auditor's report.                          Page 11

                                  EXHIBIT INDEX

23.1     Consent of The Hanke Group, P.C.
99.1     Certification of Chief Executive Officer
99.2     Certification of Chief Financial Officer